Exhibit 16.1
(Firm Letterhead)
March 13, 2025
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Lennox International, Inc. (the Company) and, under the date of February 11, 2025, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2024 and 2023, and the effectiveness of internal control over financial reporting as of December 31, 2024. On March 10, 2025, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 13, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company's statements in the first paragraph of Item 4.01 related to the Request for Proposal process and any of the Company’s statements in Item 4.01(b).
Very truly yours,
/s/ KPMG LLP